

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via Email
Iris Hill
President and Chief Executive Officer
Mobile Gaming International Corp.
Casa James, 29680 Callevenus, Playa Del Sol
Estepona, Marbella, Spain 29680

> **Re:** **Mobile Gaming International Corp.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2012**
> **File No. 333-184026**

Dear Ms. Hill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

       o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Summary of Prospectus, page 3</u>

3.   Please revise the first paragraph of the prospectus summary and add a prominent risk factor to disclose that the company has not yet developed any applications and accordingly has no product that it can currently market.

4.   Please disclose on page 4 under the offering summary the amount of proceeds that you expect to receive if the company sells 25%, 50% and 100% of the shares in this offering.

<u>Risk Factors, page 5</u>

5.   We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In addition, revise your statement on page 19 that suggests that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act.

6.   Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

7.   We note that the two officers and directors do not appear to have any experience with developing applications or with electronic medical prescriptions. We also note that the company is incorporated in Nevada, has its principal offices in Spain, but the two officers are located in London and Washington, D.C. and that the auditors are located in Utah. Please add a risk factor that alerts investors to the risks and uncertainties related to the backgrounds and locations of the two officers and directors.

We possess minimal capital, which may severely restrict our ability to develop…, page 6

8.   Please expand this risk factor to disclose as you do on page 13 that you will not be able to develop the business and/or generate any revenues in the first year without additional financing even if you raise 25% of the offering proceeds or $15,000. Please also include this disclosure in the prospectus summary.

Use of Proceeds, page 12

9.   Please revise the charts on pages 12 and 24 to disclose in one chart, rather than in two separate charts, how you would use the proceeds of the offering if you were to sell 25%, 50% and 100% of the shares in this offering.

Information with Respect to the Registrant

Governmental Controls, Approval and Licensing Requirements, page 19

10.   You state that you are not currently subject to direct federal, state or local regulation other than the requirement to have a business license for the areas in which you conduct business. Given that the company is contemplating developing an application for medical prescriptions, please tell us what consideration you have given to disclosing in this section and in the risk factors the potential that you could be subject to laws and regulations related to medical prescriptions, including but not limited to, HIPAA and other privacy laws.

Financial Statements

Audit Report of Independent Accountants, page 35

11.   We note the reference in the second sentence of the going concern paragraph that the Company has suffered net losses and has had negative cash flows from operating

activities during the year ended June 30, 2012. This does not appear to represent the date of the company's most recently completed fiscal year. Please have the auditors revise this date reference accordingly.

Exhibits

12.   We note your statement on page 31 that you do not have any employment agreements in place with your officers. To the extent any agreements with the Chief Executive Officer and Secretary have not been reduced to writing, prepare a written summary of the material terms of the arrangement to pay the officers if and when the company becomes profitable and file that document as an exhibit pursuant to Item 601(b)(10)(iii) of Regulation S-K. For guidance, see Regulation S-K Compliance and Disclosure Interpretations, Question 146.04.

13.   It appears that Exhibits 5 and 3.1 present the text of the exhibits in graphic or image files. In general, while you may submit unofficial copies of exhibits in PDF or XBRL format, you must submit official versions in ASCII or as text in HTML format. Refer to section 5.1 of Volume II of the EDGAR Filer Manual and the last sentence of Rule 304(e) of Regulation S-T. Please refile the exhibits accordingly.

14.   Please delete the language in the subscription agreement requiring the investor to acknowledge or certify that he/she "reviewed" or "understands" the terms of the offering and the risks involved with the offering and investing in the company's operations. This appears to be a waiver of the investors' rights which is not appropriate.

15.   The legality opinion currently states that all of the shares being registered for sale by the company "are validly issued, fully paid and non-assessable." Please have counsel revise the opinion to state, if true, that the shares of common stock "will be, when sold, validly issued, fully paid and nonassessable."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Michael J. Morrison, Chtd.